Exhibit 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(In millions, except ratio of earnings to fixed charges)

	Nine Months Ended		Year Ended December 31,
	September 30,	October 1,
	2006	2005	2005	2004	2003	2002	2001
Income (loss) before provision for income taxes, minority interests in consolidated subsidiaries, equity in net (income) loss of afffiliates and cumulative effect of a change in accounting principle	$(24.3)	$(814.6)	$(1,128.6)	$564.3	$534.4	$480.5	$97.4
Fixed charges	191.4	172.3	228.6	207.2	226.4	249.3	293.6
Distributed income of affiliates	1.6	2.9	5.3	3.2	8.7	5.9	4.2

Earnings	$168.7	$(639.4)	$(894.7)	$774.7	$769.5	$735.7	$395.2

Interest expense	$157.5	$138.1	$183.2	$165.5	$186.6	$210.5	$254.7
Portion of lease expense representative of interest	33.9	34.2	45.4	41.7	39.8	38.8	38.9

Fixed charges	$191.4	$172.3	$228.6	$207.2	$226.4	$249.3	$293.6

Ratio of Earnings to Fixed Charges (1)	0.9	—	—	3.7	3.4	3.0	1.3

Fixed Charges in Excess of Earnings	$—	$811.7	$1,123.3	$—	$—	$—	$—

(1)	Earnings in the first nine months and full year of 2005 were not sufficient to cover fixed charges by $811.7 million and $1,123.3 million, respectively. Accordingly, such ratios are not presented.